Exhibit 99.2

PRIMA BIOMED Australian Cancer Treatment Company ASX Announcement Release Code: PRR 11 April 2013 NOTICE OF MEETING As previously announced by Prima BioMed Ltd (“Prima” or “the Company”) on 2 April 2013, Prima’s directors will participate in the recently announced offering of up to $15 million worth of new fully paid ordinary shares in Prima (“New Shares”) under a share purchase plan (“SPP”) up to their maximum eligible entitlement. Prima has also called an extraordinary general meeting (“EGM”) to request shareholder approval to, among other things, allow directors of the Company to subscribe for additional New Shares from any shortfall in subscriptions under the SPP in an amount beyond their SPP entitlement at the same terms as offered in the SPP, up to a maximum aggregate amount of A$2 million worth of New Shares. The details of the EGM are set out in the attached Notice of General Meeting, which will be mailed to shareholders today. About Prima BioMed Prima BioMed is a globally active leader in the development of personalized bio-therapeutic products for cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon to be in trials for other cancer types.

PRIMA BIOMED Australian Cancer Treatment Company ACN 009 237 889 NOTICE OF GENERAL MEETING Including Explanatory Notes and Proxy Form To be held on: Thursday, 16 May 2013 11.00am (Sydney time) (registration commencing at 10.30am) At: Minter Ellison Lawyers, Level 19, Aurora Place, 88 Phillip Street, Sydney, NSW 2000 This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

Prima BioMed Ltd ACN 009 237 889 NOTICE OF GENERAL MEETING Notice is hereby given that a General Meeting of Prima BioMed Ltd ACN 009 237 889 (Company) will be held at Minter Ellison Lawyers, Level 19, Aurora Place, 88 Phillip Street, Sydney NSW 2000 on Thursday, 16 May 2013 at 11.00am (AEDT), for the purposes of transacting the following business. The Explanatory Notes and Proxy Form accompanying this Notice of General Meeting are incorporated in and comprise part of this Notice of General Meeting. BUSINESS OF GENERAL MEETING ORDINARY RESOLUTIONS Resolution 1: Approval of issue of Shortfall Shares to Participating Directors To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution: “That approval be given for all purposes, including pursuant to ASX Listing Rule 10.11, for the issue of up to $2 million worth of Shortfall Shares comprising shortfall from the Share Purchase Plan, to the Participating Directors at the Offer Price, on the terms and subject to the conditions set out in the Explanatory Memorandum.” Further Information Further detail in respect of Resolution 1 is set out in the Explanatory Notes accompanying this Notice of General Meeting. Voting Exclusion Statement The Company will disregard any votes cast on Resolution 1 by a Participating Director, their nominee and any of their respective associates. However, the Company need not disregard a vote cast on Resolution 1 if it is cast by: (a) a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or (b) the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides. Resolution 2: Approval of issue of Shortfall Shares to sophisticated and professional investors To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution: “That approval be given for all purposes, including pursuant to ASX Listing Rule 7.1, for the issue of up to $15 million worth of Shortfall Shares comprising shortfall from the Share Purchase Plan, to sophisticated and professional investors at the Offer Price, on the terms and subject to the conditions set out in the Explanatory Memorandum.” Further Information Further detail in respect of Resolution 2 is set out in the Explanatory Notes accompanying this Notice of General Meeting. 1

Voting Exclusion Statement The Company will disregard any votes cast on Resolution 2 by a person who may participate in the proposed issue of Shortfall Shares and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of Shares, if the resolution is passed, and any associates of those persons. However, the Company need not disregard a vote cast on Resolution 2 if it is cast by: (a) a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or (b) the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides. PROXIES Appointing a proxy Members are entitled to appoint up to two proxies to act at the General Meeting on their behalf, and to vote in accordance with their directions on the Proxy Form. A proxy need not be a member. A personalised Proxy Form is attached to this Notice of General Meeting. Where two proxies are appointed, each proxy can be appointed to represent a specified proportion or number of the votes of the member. If no number or proportion of votes is specified, each proxy may exercise half of the member’s votes. Neither proxy is entitled to vote on a show of hands if more than one proxy attends the General Meeting. If you appoint a proxy, the Company encourages you to direct your proxy how to vote on each resolution by marking the appropriate boxes on the Proxy Form. Completed Proxy Forms (together with any authority under which the Proxy Form was signed, or a certified copy of the authority) must be returned by 11.00am on Tuesday, 14 May 2013: • by mail to Boardroom Pty Limited, GPO Box 3993, Sydney, NSW, 2001; or • personally to Boardroom Pty Limited at Level 7, 207 Kent Street, Sydney, NSW, 2000; or • by facsimile to + 61 (0)2 9279 0664. Further instructions are included on the reverse of the Proxy Form. Undirected proxies Where permitted, the Chairman of the Meeting will vote any undirected proxies in favour of Resolutions 1 and 2. Corporate representatives A company which is a member, or which has been appointed a proxy, may appoint an individual to act as a representative to vote at the General Meeting. The appointment must comply with section 250D of the Corporations Act 2001 (Cth) (Corporations Act). The representative should bring to the General Meeting evidence of his or her appointment unless it has previously been provided to the Share Registry. ENTITLEMENT TO ATTEND AND VOTE AT THE GENERAL MEETING All members may attend the General Meeting. The Directors have determined that for the purposes of voting at the meeting, Shares will be taken to be held by the persons who are registered as the holders of those Shares as at 7.00 pm (AEDT) on Tuesday, 14 May 2013. Dated: 11 April 2013 By the order of the Board Deanne Miller General Counsel and Company Secretary 2

The accompanying Explanatory Notes and Proxy Form including Voting Instructions form part of this Notice of General Meeting. 3

Prima BioMed Ltd ACN 009 237 889 EXPLANATORY NOTES TO NOTICE OF GENERAL MEETING These Explanatory Notes accompany and form part of the Prima BioMed Ltd Notice of General Meeting to be held on Thursday, 16 May 2013 at 11.00am. The Notice of General Meeting should be read together with these Explanatory Notes. BACKGROUND Resolution 1: Issue of Shortfall Shares to Participating Directors 1.1 General On 2 April 2013, the Company announced that it will conduct a capital raising to raise up to $15 million by way of a share purchase plan (Share Purchase Plan). The Share Purchase Plan, which is to be conducted in accordance with Australian Securities and Investments Commission Class Order [CO 09/425], will entitle eligible shareholders to subscribe for up to $15,000 worth of new fully paid ordinary shares in the Company (New Shares). The offer price of New Shares under the Share Purchase Plan (Offer Price) will be a 5% discount to the volume weighted price of the Company’s existing shares (Shares) traded on ASX Limited (ASX) over the 10 trading days prior to the day on which the New Shares are issued. The Share Purchase Plan is part of proposed series of capital raisings which are designed to provide the Company with additional funding to: • co-fund up to three phase 2 trials of CVac in additional cancer indications and continue the ongoing clinical program; • continue CVac manufacturing optimisation programs to move toward a commercially successful and global product manufacturing platform; and • provide general working capital for the Company and add security to the balance sheet. For further detail in relation to the terms and conditions of the Share Purchase Plan, please see the Company’s announcement dated 2 April 2013 and the Share Purchase Plan offer booklet to be issued when offers under the Share Purchase Plan are made (which is expected to be on or about Thursday, 11 April 2013). The announcement is and the booklet will be available on ASX’s website (www.asx.com.au). As disclosed in the Company’s announcement described above, the following directors of the Company wish to subscribe for up to $2 million (in aggregate) worth of any shortfall that exists at the conclusion of the Share Purchase Plan (Shortfall Shares) in addition to their entitlement under the Share Purchase Plan: (a) Lucy Turnbull; (b) Albert Wong; (c) Martin Rogers; (d) Richard Hammel; and (e) Matthew Lehman. (together, the Participating Directors). If Resolution 1 is approved by Shareholders, the Participating Directors will subscribe for up $2 million worth of Shortfall Shares (in aggregate) at the Offer Price. Full details in relation to the issues of Shortfall Shares for which Resolution 1 is seeking approval is set out in paragraph 1.3 below. 1.2 ASX Listing Rule 10.11 While the Participating Directors’ participation under the Share Purchase Plan (in their capacity as eligible shareholders, as that term is defined in the Share Purchase Plan offer booklet) is permitted as an exception to ASX Listing Rule 10.11 (ie Exception 8 in ASX Listing Rule 10.12), their participation in the Share Purchase 4

Plan in excess of that amount (ie, with respect to the Shortfall Shares) is not. Accordingly, the Company is seeking approval under ASX Listing Rule 10.11 to permit the issue of up to $2 million worth of Shortfall Shares to the Participating Directors. Approval pursuant to ASX Listing Rule 7.1 is not required for the issue of the Shortfall Shares to the Participating Directors as approval is being obtained under ASX Listing Rule 10.11. Accordingly, and pursuant to Exception 14 to ASX Listing Rule 7.1, the issue of the Shortfall Shares to the Participating Directors will not reduce the Company’s available placement capacity under ASX Listing Rule 7.1. 1.3 Technical information required by ASX Listing Rule 10.13 For the purposes of ASX Listing Rule 10.13, the following information is provided in relation to Resolution 1: (a) ASX Listing Rule 10.13.1: Name of the person The Participating Directors are: Ms Turnbull, Mr Wong, Mr Rogers, Dr Hammel and Matthew Lehman (or their respective nominees). (b) ASX Listing Rule 10.13.2: Formula for calculating the number of Shortfall Shares to be issued Approval is being sought for the issue of up to $2 million worth of Shortfall Shares (in aggregate) at the Offer Price (ie $2 million divided by the Offer Price) to the Participating Directors. (c) ASX Listing Rule 10.13.3: The date for issuing the Shortfall Shares The Shortfall Shares will be issued to the Participating Directors on or about 17 May 2013 and in any event, by no later than the date which is 1 month after the date of this General Meeting. (d) ASX Listing Rule 10.13.4: If person is not a director N/A. (e) ASX Listing Rule 10.13.5: Issue price of the Shortfall Shares and a statement of the terms of the issue Each Shortfall Share will be issued at the Offer Price. The Offer Price per Shortfall Share is the same as the offer price for New Shares under the Share Purchase Plan. Each Shortfall Share will rank equally in all respects with existing Shares quoted on ASX, with the same voting rights, dividend rights and other entitlements from allotment. (f) ASX Listing Rule 10.13.6: Voting exclusion statement A voting exclusion statement is included in the Notice accompanying this Explanatory Note. (g) ASX Listing Rule 10.13.6A: The intended use of the funds raised The funds raised from the issue of the Shortfall Shares to the Participating Directors will be used to partially fund the items noted in paragraph 1.1 above. 1.4 Director’s recommendations The Participating Directors abstain from making a recommendation given their material personal interest in the outcome. 5

Resolution 2: Issue of Shortfall Shares to sophisticated and professional investors 2.1 General The terms of the Share Purchase Plan will provide that, in the event that less than $15 million worth of New Shares (being the total value of New Shares being offered under the Share Purchase Plan) are applied for under the Share Purchase Plan, the New Shares not subscribed for by Shareholders will comprise the shortfall and may be placed at the absolute and unfettered discretion of the Company’s directors to sophisticated and professional investors (as those terms are defined in sections 708(8) and 708(11) of the Corporations Act, respectively). The Share Purchase Plan is part of a proposed series of capital raisings which are designed to provide the Company with additional funding to achieve the objectives noted in paragraph 1.1 above. For further detail in relation to the terms and conditions of the Share Purchase Plan, please see the Company’s announcement dated 2 April 2013 and the Share Purchase Plan offer booklet to be issued when offers under the Share Purchase Plan are made (which is expected to be on or about Thursday, 11 April 2013). The announcement is and the booklet will be available on ASX Limited’s (ASX) website (www.asx.com.au). The Share Purchase Plan is anticipated to close on or about Friday, 10 May 2013, with the shortfall (if any) being issued to sophisticated and professional investors within three months of the date of this General Meeting. As the number of Shortfall Shares is not yet known (because this number is dependent on the value of New Shares applied for under the Share Purchase Plan), the Company has sought approval for the maximum value of $15 million worth of Shortfall Shares to be issued. This maximum value of Shortfall Shares will only be issued in the unlikely event that no Shareholders subscribe for New Shares under the Share Purchase Plan. As at the date of this Notice of General Meeting, the Company has not entered into any agreement with potential investors in relation to the issue to them of the Shortfall Shares. Any such issue or agreement to issue Shortfall Shares will be advised to the market in accordance with the Company’s continuous disclosure obligations. 2.2 ASX Listing Rule 7.1 While the issue of $15 million worth of New Shares under the Share Purchase Plan is permitted as an exception to ASX Listing Rule 7.1 (ie Exception 15 in ASX Listing Rule 7.2) and as such the issue of those New Shares does not reduced the Company’s available placement capacity under ASX Listing Rule 7.1, the issue of Shortfall Shares under a placement or series of placements, is not. Accordingly, the Company is seeking approval under ASX Listing Rule 7.1 to permit the issue of up to $15 million worth of Shortfall Shares to sophisticated and professional investors while preserving its future ASX Listing Rule 7.1 15% placement capacity. 2.3 Technical information required by ASX Listing Rule 7.3 For the purposes of ASX Listing Rule 7.3, the following information is provided in relation to Resolution 2: (a) ASX Listing Rule 7.3.1: Formula for calculating the number of Shortfall Shares to be issued Approval is being sought for the issue of up to $15 million worth of Shortfall Shares at the Offer Price (ie $15 million divided by the Offer Price) (being the maximum value of New Shares that may be issued under the Share Purchase Plan). As noted in the paragraph 2.1 above however, this maximum value will only be issued in the unlikely event that no Shareholders subscribe for New Shares under the Share Purchase Plan. (b) ASX Listing Rule 7.3.2: The date for issuing the Shortfall Shares The Shortfall Shares will be issued within three months of the date of this General Meeting. (c) ASX Listing Rule 7.3.3: The issue price of the Shortfall Shares 6

1 Each Shortfall Share will be issued for the Offer Price . The Offer Price per Shortfall Share is the same as the offer price for New Shares under the Share Purchase Plan. (d) ASX Listing Rule 7.3.4: The persons to whom the Company will issue Shortfall Shares The Shortfall Shares, if issued, will be placed to sophisticated and professional investors (as defined in sections 708(8) and 708(11) of the Corporations Act, respectively) identified by the Company with the assistance of Ord Minnett, the Company’s financial adviser. None of the prospective placees will be related parties (within the meaning of that term as set out in section 228 of the Corporations Act) of the Company. Further, Shortfall Shares will not be issued to any prospective investor if such issue would result in that investor exceeding 20% of the Company’s issued capital. (e) ASX Listing Rule 7.3.5: The terms of the Shortfall Shares Each Shortfall Share will rank equally in all respects with existing Shares quoted on ASX, with the same voting rights, dividend rights and other entitlements from allotment. (f) ASX Listing Rule 7.3.6: The intended use of funds raised The funds raised from the issue of the Shortfall Shares to sophisticated and professional investors will be used to partially fund the items noted in paragraph 1.1 above. (g) ASX Listing Rule 7.3.7: The date for issuing the Shortfall Shares As noted in paragraph 2.3(b) above, and while no issue date has yet been determined by the Company, the Shortfall Shares will be issued to sophisticated and professional investors within three months of the date of this General Meeting. It may also be the case that the issue of the Shortfall Shares occurs in a series of placements within the time limit allowed by ASX Listing Rule 7.3.2. (h) ASX Listing Rule 7.3.8: Voting exclusion statement A voting exclusion statement is included in the Notice accompanying this Explanatory Note. 2.4 Directors recommendation The directors of the Company recommend that Shareholders vote in favour of Resolution 2. 1 The issue price for the Shortfall Shares is however subject to the pricing requirement in ASX Listing Rule 7.3.3, meaning that the issue price for these shares will not be lower than 80% of the average market price of Shares (calculated in accordance with that rule) in the period prior to the date of their issue. 7

Prima BioMed Ltd
ABN 90 009 237 889

PRIMA BIOMED LTD
Australian Cancer Treatment Company

FOR ALL ENQUIRIES CALL:
(within Australia) 1300 737 760
(outside Australia) +61 2 9290 9600

FACSIMILE
+61 2 9279 0664

ALL CORRESPONDENCE TO:
Boardroom Pty Limited
GPO Box 3993, Sydney
NSW 2001 Australia

Name and Address

YOUR VOTE IS IMPORTANT
FOR YOUR VOTE TO BE EFFECTIVE IT MUST BE RECORDED BEFORE 11.00am Tuesday, 14 May 2013

TO VOTE BY COMPLETING THE PROXY FORM

STEP 1 Appointment of Proxy

Indicate here who you want to appoint as your Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If you wish to appoint someone other than the Chairman of the Meeting as your proxy, please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

Proxy which is a Body Corporate
Where a body corporate is appointed as your proxy, the representative of that body corporate attending the meeting must have provided an "Appointment of Corporate Representative" prior to admission. An Appointment of Corporate Representative form can be obtained from the company's securities registry.

Appointment of a Second Proxy
You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's securities registry or you may copy this form.

To appoint a second proxy you must:

(a) complete two Proxy Forms. On each Proxy Form state the percentage of your voting rights or the number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

STEP 2 Voting Directions to your Proxy

You can tell your Proxy how to vote

To direct your proxy how to vote, place a mark in one of the boxes opposite each Resolution. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any Resolution by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given Resolution, your proxy may vote as he or she chooses. If you mark more than one box on a Resolution your vote on that Resolution will be invalid.

STEP 3 Sign the Form

The form **must** be signed

In the spaces provided you must sign this form as follows:

Individual: This form is to be signed by the securityholder.

Joint Holding: where the holding is in more than one name, all the securityholders must sign.

Power of Attorney: to sign under a Power of Attorney, you must have already lodged it with the registry. Alternatively, attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: this form must be signed by a Director jointly with either another Director or a Company Secretary. Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person.

Please indicate the office held by signing in the appropriate place.

STEP 4 Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 48 hours before the commencement of the General Meeting at 11.00am on Thursday, 16 May 2013. Any Proxy Form received after that time will not be valid for the scheduled Meeting.

Proxies may be lodged using the reply paid envelope or:

BY MAIL	Share Registry – Boardroom Pty Limited, GPO Box 3993, Sydney NSW 2001 Australia
BY FAX	+ 61 (0)2 9279 0664
IN PERSON	Share Registry – Boardroom Pty Limited, Level 7, 207 Kent Street, Sydney NSW 2000 Australia

Attending the Meeting

If you wish to attend the Meeting please bring this form with you to assist with registration.

Sample

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Prima BioMed Ltd

<BARCODE>
S number

STEP 1 - Appointment of Proxy

I/We being a member/s of **Prima BioMed Ltd** and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** [ ]

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy at the **General Meeting of Prima BioMed Ltd to be held at Minter Ellison Lawyers, Level 19, Aurora Place, 88 Phillip Street, Sydney NSW 2000 on Thursday, 16 May 2013 at 11.00am** and at any adjournment of that meeting, to act on my/our behalf and to vote in accordance with the following directions or if no directions have been given, as the proxy sees fit.

If the Chairman of the Meeting is appointed as your proxy, or may be appointed by default, by signing and returning this form, you expressly authorise the Chairman of the Meeting to exercise your proxy in relation to Resolutions 1 and 2. Where permitted, the Chairman of the Meeting intends to vote undirected proxies in favour of Resolutions 1 and 2. **If you do not wish to appoint the Chairman of the Meeting to vote on Resolutions 1 and 2 in this manner, it will be necessary for you to complete the vote directions in Step 2.**

STEP 2 - Voting directions to your Proxy - Please mark ☒ to indicate your directions

Ordinary Business		For	Against	Abstain
Resolution 1.	Issue of Shortfall Shares to Participating Directors	☐	☐	☐
Resolution 2.	Issue of Shortfall Shares to sophisticated and professional investors	☐	☐	☐

*If you have appointed the Chairman of the Meeting as your proxy, or the Chairman of the Meeting may become your proxy by default, you can direct the Chairman of the Meeting to vote "For", "Against" or to "Abstain" from voting on Resolutions 1 and 2 by marking the appropriate boxes opposite Resolutions 1 and 2. If the Chairman of the Meeting is your proxy and you do not mark any of the boxes opposite Resolutions 1 and 2 you are directing and expressly authorising the Chairman of the Meeting to vote in favour of those resolutions.

STEP 3 - PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name .... **Contact Daytime Telephone** .... **Date** / /2013

Sample

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